SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 001-13950
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR
      For Period Ended: September 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
      For the Transition Period Ended: ______________________________________________________
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________
PART I
REGISTRATION INFORMATION
Full name of registrant Central Parking Corporation
Former name if applicable
Address of principal executive office (Street and number) 2401 21st Avenue South, Suite 200
City, state and zip code Nashville, Tennessee 37212
PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     The Company is unable to file its Annual Report on Form 10-K within the prescribed time period because of demands on the financial personnel of the Company due to the previously announced investigation involving its United Kingdom subsidiary. In addition, the Company has reassessed its accounting for interest rate swap agreements related to its credit facility. As a result of the foregoing , the Company will restate its quarterly financial statements for the first three quarters of fiscal 2005.
     The Company represents that the reasons causing its inability to file timely could not be eliminated by the Company without unreasonable effort or expense. The Company further represents that its report on Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Jeff Heavrin	615	297-4255

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes      ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes      ☐ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As reported in its earnings release on December 14, 2005, for the fiscal year ended September 30, 2005, earnings from continuing operations increased to $33.7 million, or $0.92 per diluted share, compared with $18.4 million, or $0.50 per diluted share, in fiscal 2004. Net earnings for fiscal 2005 were $14.2 million, or $0.39 per diluted share, compared with $17.0 million, or $0.46 per diluted share in the prior year. Total revenues in fiscal 2005 increased slightly to $1.1 billion, while revenues excluding reimbursed management expenses declined to $669 million compared with $698 million in the prior year due primarily to the conversion of $15.3 million of revenues, excluding reimbursed management expenses, from leases to management agreements.
Central Parking Corporation

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2005	By:	/s/ Jeff Heavrin
Jeff Heavrin
Senior Vice President and Chief Financial Officer